LIBERTY
INTERNATIONAL

RECEIVED
2006 MAR 24 P 4: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SU PPL

March 23, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

06011970

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".
Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

Following the exercise of options by certain employees including an Executive Director the Company has been advised of the following:

A. EXERCISE OF OPTIONS OF DIRECTOR

A Liberty International Executive Director, Mr R M Cable, has increased his holding of Liberty International PLC ordinary shares by 14,952 shares to 40,215 shares, representing 0.012% of the issued share capital.

This increase in holding follows an exercise of options on 17 March 2006 over 50,000 ordinary shares in Liberty International at an option price of 565p per share. Immediately following the exercise, Mr Cable sold 35,048 ordinary shares at a price of 1147p per share, in order to meet acquisition costs and income tax liabilities.

B. INTERESTS OF THE ESOP

The shares required for option exercises by the Director mentioned above and another employee, were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**
3.	Name of director: **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**

File No. 82-34722

7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **LI SHARE PLAN (JERSEY) LIMITED**	8.	State the nature of the transaction **TRANSFER ON EXERCISE OF OPTIONS TO EMPLOYEES**
9.	Number *of shares*, debentures or financial instruments relating to *shares* Transferred **55,000**	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) **0.016%**
11.	Price per *share* or value of transaction **565p**	12.	Date and place of transaction **17 March 2006**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,713,209 (0.507%)**	14.	Date issuer informed of transaction **21 MARCH 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**

Name and signature of duly authorised officer of *issuer* responsible for making notification

RUTH PAVEY

Date of notification

22 MARCH 2006

File No. 82-34722

Liberty International PLC ("the Company")

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMR") AND CONNECTED PERSONS

Following the exercise of options by two Executive Directors the Company has been advised of the following:

A. EXERCISE OF OPTIONS OF DIRECTORS

i) Liberty International's Chief Executive, Mr D A Fischel, has increased his holding of Liberty International PLC ordinary shares by 20,000 shares to 337,290 shares, representing 0.1% of the issued share capital.

This increase in holding follows an exercise of options on 20 March 2006 over 100,000 ordinary shares in Liberty International at an option price of 512p per share. Immediately following the exercise, Mr Fischel sold 80,000 ordinary shares at a price of 1150p per share some of the proceeds of which were to meet acquisition costs and income tax liabilities.

ii) Liberty International's Finance Director, Mr A C Smith, has increased his holding of Liberty International PLC ordinary shares by 15,504 shares to 165,970 shares, representing 0.049% of the issued share capital.

This increase in holding follows an exercise of options on 20 March 2006 over 50,000 ordinary shares in Liberty International at an option price of 545p per share. Immediately following the exercise, Mr Smith sold 34,496 ordinary shares at a price of 1150p per share, in order to meet acquisition costs and income tax liabilities.

B. INTERESTS OF THE ESOP

The shares required for option exercises by the Directors mentioned above were provided by transfers of shares from LI Share Plan (Jersey) Limited as trustee for the Liberty International PLC employee share ownership plan ("ESOP"). As Executive Directors of Liberty International PLC are potential beneficiaries of the ESOP, these changes are disclosable as a change in their interests.

1.	Name of the *issuer* **LIBERTY INTERNATIONAL PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **THIS DISCLOSURE IS MADE IN ACCORDANCE WITH (ii)**

File No. 82-34722

3.	Name of director. **MR R M CABLE, MRS K E CHALDECOTT, MR D A FISCHEL, MR J I SAGGERS AND MR A C SMITH**	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **NON-BENEFICIAL INTEREST OF THE DIRECTORS. THE DIRECTORS ARE POTENTIAL BENEFICIARIES UNDER THE EMPLOYEE SHARE PLAN**	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 50 PENCE**
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them **LI SHARE PLAN (JERSEY) LIMITED**	8.	State the nature of the transaction **TRANSFER ON EXERCISE OF OPTIONS TO EMPLOYEES**
9.	Number *of shares*, debentures or financial instruments relating to *shares* Transferred **a) 100,000** **b) 50,000**	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage) **a) 0.03%** **b) 0.015%**
11.	Price per *share* or value of transaction **a) 512p** **b) 545p**	12.	Date and place of transaction **20 MARCH 2006**
13.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **1,563,209 (0.463%)**	14.	Date issuer informed of transaction **21 MARCH 2006**
15.	Any additional information	16.	Name of contact and telephone number for queries **RUTH PAVEY** **020 7960 1236**

Name and signature of duly authorised officer of *issuer* responsible for making notification

RUTH PAVEY

Date of notification

22 MARCH 2006